Exhibit 99.1

NEWS FROM:

COOLBRANDS INTERNATIONAL INC.

8300 Woodbine Avenue, 5th Floor	Contact: David J. Stein
Markham, Ontario, Canada, L3R 9Y7	Telephone: (631) 737-9700(x216)

FOR IMMEDIATE RELEASE: September 15, 2006

COOLBRANDS CLOSES SALE OF ITS DAIRY INGREDIENTS DIVISION AND OTHER MATTERS

Toronto, Canada, September 15, 2006 – CoolBrands International Inc. (“CoolBrands”) (TSX: COB.A) today announced that its subsidiary, Eskimo Pie Corporation, has closed the previously announced sale of its Value America flavors and ingredients division, a division of CoolBrands that manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients, to a leading inventor and marketer of specialty flavors for the ice cream industry. Gross proceeds from the sale will be approximately US$9 million and net proceeds after paying expenses related to closing will be used to repay a portion of CoolBrands’ borrowings.

CoolBrands also announced that a lawsuit has been filed in the Supreme Court of the State of New York against it and certain of its subsidiaries and employees by Americana Foods Corporation in relation to Americana Foods L.P., a manufacturer and supplier of packaged ice cream, frozen yogurt and other frozen dessert products. CoolBrands is the general partner of and indirectly owns a 50.1% interest in Americana Foods L.P. Americana Foods Corporation, which owns a 49.9% interest in Americana Foods L.P., is seeking monetary damages, certain declaratory orders and injunctive relief based on an alleged erosion of the value of its investment.

In addition, CoolBrands and those persons who were directors of CoolBrands in July 2004 have been named as defendants in a lawsuit filed in the Ontario Superior Court by two plaintiffs against their broker. The plaintiffs allege that their broker made unauthorized purchases on their behalf of an unspecified number of CoolBrands shares, and that the actions of their broker and CoolBrands and its directors contributed to their loss.

CoolBrands intends to vigorously defend the two lawsuits.

CoolBrands continues its efforts to explore all strategic alternatives available to the Company to create liquidity and maximize value for shareholders, although there is no assurance that any particular transaction will be consummated in a timely manner or at all.

About CoolBrands International: CoolBrands International Inc. markets a broad range of ice creams and frozen snacks under a family of brands, including Eskimo Pie®, Godiva® Ice Cream, Whole Fruit™ Sorbet, Snapple® On Ice Pops, Tropicana® Fruit Bars, No Pudge! ™ Frozen Snacks, Crayola® Color Pops, Yoplait® Frozen Yogurt and many other well recognized brand names. CoolBrands also markets fresh yogurt products, including Breyers® Fruit on the Bottom, Probiotics Plus Light and Creme Savers® cup yogurt varieties. CoolBrands' operates a "direct store door" (DSD) frozen distribution system in selected markets in the U.S. to deliver CoolBrands products and Partner Brands to supermarkets, convenience stores and other retail customers. CoolBrands' subsidiary, Americana Foods, manufactures soft serve mixes, packaged ice cream, frozen snacks and other food products for CoolBrands and for well known national retailers, food companies and restaurant chains. CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. Eskimo Pie and Whole Fruit are trademarks of CoolBrands, all other marks are used under license.

For more information about CoolBrands, visit www.coolbrandsinc.com.

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company’s financial position and business strategy. These statements may be identified by the fact that they use such words as “anticipate,” “estimate,” “expect,” “intend,” “plan,” “believe,” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company’s products, product costing, the weather, the performance of management, including management’s ability to implement its plans as contemplated, the Company’s relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.